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                            December 22, 2022

       Max H. Mitchell
       President and Chief Executive Officer
       Crane Company
       100 First Stamford Place
       Stamford, CT 06902

                                                        Re: Crane Company
                                                            Form 10-12B
                                                            Filed December 15,
2022
                                                            File No. 001-41570

       Dear Max H. Mitchell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10 Filed on December 15, 2002

       Unaudited Pro Forma Condensed Consolidated Financial Statements, page 63

   1. You indicate that the unaudited pro forma condensed consolidated financial statements have been adjusted to
give effect to the impact of the separation and distribution agreement, the tax
matters agreement and transition services agreement between Crane
                                                        Company and Crane NXT,
Co. and the provisions contained therein, intended to reflect
                                                        Crane Company as an
autonomous entity. Please provide the following:
                                                            Please tell us what
consideration you gave to providing a column within your pro forma financials to
reflect 'Autonomous Entity Adjustments' pursuant to Rules 11-
                                                            01(a)(7) and
11-02(a)(6)(ii) of Regulation S-X; and
                                                            You indicate that a
final determination regarding your capital structure has not yet been made, and the
separation and distribution agreement, tax matters agreement, transition services
agreement, intellectual property matters agreement, employee
 Max H. Mitchell
Crane Company
December 22, 2022
Page 2
           matters agreement and other ancillary agreements have not been finalized.
            o Please clarify whether any pro forma adjustments have been made for which agreements have been executed;
            o To the extent these adjustments do not relate to a probable or executed transaction, please tell us what consideration you gave to presenting these
                adjustments as management   s adjustments instead of autonomous
entity
                adjustments;
            o Given that your agreements have not been finalized to date, please tell us the extent you expect to include these autonomous entity adjustments prior to effectiveness; and
            o With regards to note 2(g) on page 69, you indicate that this adjustments relate to
                the    anticipated    impact of the Tax Matters Agreement. We
note that you
                previously disclosed that the tax matters agreement has not been finalized.
                Please help us understand how you determined that this adjustment represents a transaction accounting adjustment rather than an autonomous entity adjustment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at 202-551-3328 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameMax H. Mitchell
                                                            Division of
Corporation Finance
Comapany NameCrane Company
                                                            Office of
Manufacturing
December 22, 2022 Page 2
cc:       Ann Beth Stebbins
FirstName LastName